Exhibit 19.1
Insider Trading Policy
of
MediaAlpha, Inc.
As Revised by the Board of Directors
February 5, 2025
All directors, officers and employees (each a “Covered Individual”) of MediaAlpha, Inc. and its subsidiaries (collectively, the “Company”) as well as the Company itself are subject to the applicable provisions of this Insider Trading Policy (this “Policy”).
I.    Trading While In Possession of Inside Information Is Prohibited
The Company’s Class A common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “MAX”. It is a serious violation of federal and state securities laws, and of Company policy, for any Covered Individual or any Related Party (as defined herein) to buy or sell (including gifting) shares of Class A common stock or other equity securities of the Company (collectively, “Equity Securities”) or any other securities of the Company (together with the Equity Securities, “Company Securities”) while in possession of material non-public information relating to the Company or to engage in any other action to take advantage of such information (including trading in the securities of other companies). It is also illegal to disclose or give material nonpublic information to others who may trade on the basis of that information or to advise others how to trade while in possession of material nonpublic information. These prohibitions also apply to information relating to any other company, including customers, partners or suppliers, obtained in the course of employment.
Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for a personal emergency expenditure) are not exempted from this Policy. In addition, federal and state securities laws and this Policy apply regardless of the number of shares or the dollar amount of the transaction. The appearance of any improper transactions should also be avoided to preserve the Company’s reputation for adhering to the highest standards of ethical conduct. Violations of insider trading rules can lead to severe penalties as discussed in more detail in Section VIII below.
1.     Material Information. Material information is any information that a reasonable investor would likely consider important in making a decision to buy, hold or sell Company Securities. To protect the Company’s confidential business information and avoid even the appearance of impropriety, you may not disclose any information that could reasonably be expected to affect the price, either favorably or unfavorably, of Company Securities to others who may trade on the basis of that information.
While it is not possible to provide an exhaustive list, the following are some of the types of information that would ordinarily be considered material:
i.     news of a pending or proposed Company acquisition, disposition or other significant business combination;
ii.     financial results, especially quarterly and year-end earnings (and projections of future earnings or losses or any other financial projections), and significant changes in financial results or liquidity;
iii.     significant changes in Company strategy, dividend policy or objectives;

iv.     take-over bids or bids to repurchase Company Securities;
v.     changes in ownership that may affect control of the Company;
vi.    significant changes in management;
vii.    significant changes in reserve levels or practices;
viii.    public or private issues of additional equity or debt securities;
ix.    significant changes in capital structure;
x.    defaults or events of default under financings or other agreements;
xi.    actual or threatened major litigation, or the resolution of such litigation;
xii.    significant changes in operating or financial circumstances, cash flow changes or liquidity changes;
xiii.    the declaration of dividends other than in the ordinary course or a change in dividend policy;
xiv.    significant new ventures;
xv.    entering into new material customer or supplier contracts;
xvi.    the gain or loss of a significant customer or supplier;
xvii.     significant milestones relating to the Company’s business; and
xviii.    significant regulatory developments or changes.
2.    Non-public Information. Non-public information is any information that has not already been disclosed generally to the public. Information about the Company that is not yet in general circulation should be considered non-public. All information that a Covered Individual learns about the Company or its business plans in connection with his/her employment is potentially non-public or “insider” information until publicly disclosed. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated by press release, SEC filing or posting to the investor page of the Company’s website at investors.mediaalpha.com. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors.
3.    Twenty-Twenty Hindsight. If a Covered Individual’s securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, Covered Individuals should carefully consider how regulators and others might view such a transaction in hindsight.
4.    Transactions by Related Parties. The restrictions set forth in this Policy apply equally to family members of Covered Individuals and to any entity over which the Covered Individual or such other family members exercise or share investment control such as a partnership or family trust. Such parties are herein collectively referred to as “Related Parties”. For purposes of this Policy, family members include a person’s (including through adoptive relationship) spouse, parents, grandparents, children, siblings, mothers in-law and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone, whether or not related, who shares such person’s home (other than domestic employees). Covered Individuals are responsible for the compliance of Related Parties.
5.    Transactions by the Company. The Company may not, directly or indirectly, trade Company Securities while in possession of material non-public information related to the Company, unless such trading activity otherwise complies with all applicable federal and state securities laws or qualifies for the affirmative defense provided by Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”),
6.    Tipping Information to Others. Whether the information is proprietary information about the Company or non-public information, Covered Individuals must not pass such information on to others (either explicitly or by way of advising others to buy or sell Company Securities). The penalties discussed in Section VIII below apply whether or not Covered Individuals derive any benefit from another’s actions.
7.    Administration of the Policy – Compliance Officer. The Company’s General Counsel shall serve as the initial Compliance Officer for the purposes of this Policy, and in such individual’s absence, the Company’s Chief Financial Officer, or another employee designated by the Compliance Officer, shall be responsible for administration of this Policy. All determinations and interpretations by the Compliance Officer shall be final and not subject to further review.
II.    Trading During Blackout Periods Is Prohibited
It is also a violation of Company policy for any Covered Individual or any Related Party of a Covered Individual to purchase or sell (including gifting) Company Securities (other than pursuant to a Rule 10b5-1 Trading Plan permitted under Section V.2 below) during the periods discussed below (each such period, a “Blackout Period”):
1.    Quarterly and Annual Results. A Blackout Period will be in effect for a period that begins on the 15th day of the third month of each fiscal quarter of the Company and ends at the beginning of the first day that follows a full day of trading after the release of the Company’s quarterly or annual results to the public. Thus, if the Company’s results are released before markets open on a Monday, Tuesday generally would be the first day on which Covered Individuals and Related Parties may trade. If the Company’s results are released after markets close on a Monday, Wednesday generally would be the first day on which Covered Individuals and Related Parties may trade.
2.    Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the Compliance Officer may not trade Company Securities. In addition, the Company's financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, designated persons should refrain from trading in Company Securities even sooner than the typical Blackout Period described above. In that situation, the Compliance Officer may notify these persons that they should not trade in the Company's Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information.
3.    Public Announcements of Material Information. Once information is widely disseminated, it is still necessary to provide the investing public with sufficient time to absorb and act upon the information. As a general rule, Covered Individuals and Related Parties should not engage in any transactions until the beginning of the second business day after the information has been released. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

III.    Pre-Clearance for Designated Persons
In addition, in the case of directors and executive officers of the Company (and their respective Related Parties) and any other persons (and their respective Related Parties) specifically designated by the Compliance Officer as being subject to this paragraph from time to time, at any time when not otherwise prohibited from transacting in Company Securities, such persons must also obtain prior clearance from the Compliance Officer, or if the General Counsel is proposing to transact in Company Securities, the Company’s Chief Financial Officer) in accordance with the Company’s Pre-Clearance of Securities Transactions Policy before placing any order for the purchase or sale of Company Securities.
IV.        Additional Prohibited Transactions
Because we believe it is improper and inappropriate for Covered Individuals to engage in short-term or speculative transactions involving Company Securities, it is the Company’s policy that Covered Individuals should not engage in any of the following activities with respect to Company Securities whether or not in possession of material non-public information:
1.    Trading in Equity Securities on a Short-Term Basis. Any Equity Securities purchased in the open market should be held for a minimum of six months and ideally longer. This rule may not apply to certain types of transactions such as stock option exercises, the receipt of performance shares and the receipt of restricted shares; however, any such transactions should be discussed in advance with the Compliance Officer to avoid potential problems.
2.    Short Sales. Selling Company Securities short is not permitted. Selling short is the practice of selling borrowed securities, a technique used to speculate on a decline in the price of those securities.
3.    Buying or Selling Puts, Calls or Derivatives. The purchase or sale of options of any kind, whether puts, calls or other derivative securities, related to Company Securities is not permitted. The speculative nature of the market for these financial instruments imposes timing considerations that are inconsistent with careful avoidance, or even the appearance of use, of inside information. A put is a right to sell at a specified price a specific number of shares by a certain date and is utilized in anticipation of a decline in the share price. A call is a right to buy at a specified price a specified number of shares by a certain date and is utilized in anticipation of a rise in the share price. A derivative is an option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege at a price related to an equity security, or similar securities with a value derived from the value of an equity security.
4.    Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, the Company strongly discourages you from engaging in such transactions. Any person wishing to enter into such an arrangement must first pre-clear the proposed transaction with the Compliance Officer. Any request for pre-clearance of a hedging or similar arrangement must be submitted to the Compliance

Officer at least two weeks prior to the proposed execution of documents evidencing the proposed transaction and must set forth a justification for the proposed transaction.
5.    Pledges and Margin Accounts. Pledging Company Securities, purchasing Company Securities on margin or incurring any indebtedness secured by a margin or similar account in which Company Securities are held, without the prior approval of the Audit Committee of the Company’s Board of Directors, is not permitted; except that the foregoing restriction on purchasing Company Securities on margin does not apply to the “cashless exercise” of stock options or restricted stock units (i.e., the exercise of a stock option or restricted stock units where the Covered Individual sells some of the shares underlying the option to pay the taxes required to be withheld and/or the exercise price of the option so exercised).
6.    Standing Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer or other employee is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company Securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures of this Policy.
V.    Certain Exceptions
The following transactions are exempted from this Policy:
1.    401(k) Contributions. The purchase of Company Securities pursuant to systematic contributions to the Company’s 401(k) retirement plans is exempt from this Policy. This Policy, however, does apply to a voluntary election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund or to elections to make purchases through systematic investments in the Company stock fund.
2.    Rule 10b5-1 Plans.
(a)    Exception for Rule 10b5-1 Trading Plans. A purchase or sale of Company Securities in accordance with a written plan adopted by a Covered Individual covering the purchase or sale of Company Securities that meets the requirements of the Securities and Exchange Commission’s Rule 10b5-1(c) under the Exchange Act, and this Section V.2 (such plan, a “Trading Plan”), shall not be deemed to be a violation of this Policy even though such trade takes place during a Blackout Period or while the Covered Individual making such trade was aware of material, non-public information, provided that the Covered Individual and trading plan comply with this Section V.2 and the Company’s Guidelines for Rule 10b5-1 Plans attached as Attachment A to this Policy.
(b)    Requirements for Trading Plans. A Trading Plan, as well as any changes or amendments thereto, must be adopted outside of a Blackout Period and at a time when such Covered Individual is not aware of material, non-public information. The Trading Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. The Trading Plan must comply with the Company’s Guidelines for Rule 10b5-1 Trading Plans attached as Attachment A to this Policy. Once the Trading Plan is adopted, the Covered Individual must not exercise any influence over the amount of Company Securities to be traded, the price at which they are to be traded or the date of the trade.

(c)    Review of Trading Plans. Each Trading Plan must be reviewed by the Compliance Officer prior to being established to confirm compliance with this Policy and applicable securities laws. A proposed Trading Plan should be submitted for approval five business days prior to the entry into the Trading Plan. The review of a Trading Plan shall not be deemed a representation by the Company or any counsel of the Company that such Trading Plan complies with Rule 10b5-1 under the Exchange Act, nor an assumption by the Company or any counsel of the Company of any liability or responsibility to the individual or any other party if the Trading Plan does not comply with Rule 10b5-1 under the Exchange Act.
3.    Stock Option Exercise. The exercise of stock options issued by the Company or settlement of restricted stock units (but not the sale of any shares issued upon such exercise or purchase) is exempt from this Policy.
VI.        Post-Termination Transactions.
This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material. The pre-clearance procedures specified in Section III above, however, will cease to apply to that individual with respect to transactions in Company Securities upon the expiration of any Blackout Period or other Company-imposed trading restrictions applicable to such individual that are in effect at the time of the termination of service.
VII.    Confidentiality Policy
The unauthorized disclosure of non-public information about the Company, whether or not for the purpose of facilitating improper trading in Company Securities, could cause serious harm to the Company. Covered Individuals should treat all such information as confidential and proprietary to the Company. All employees of the Company should refrain from discussing non-public information about the Company or developments within the Company with anyone outside the Company, except as required in the performance of their regular Company duties and for legitimate business reasons.
This provision applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts or others in the financial community. Only certain designated officers may make communications on behalf of the Company. Unless an employee is expressly authorized to do so, any inquiries of this nature should be referred to the Compliance Officer.
VIII.    Consequences
The consequences of insider trading violations can be severe.
For individuals who trade on inside information (or tip information to others):
i.    A civil penalty of up to three times the profit gained or loss avoided;
ii.    A criminal fine, regardless of the profit or loss on the trade, of up to $5 million; and
iii.    A jail term of up to 20 years.
For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

i.    A civil penalty of the greater of $1 million and three times the profit gained or loss avoided as a result of the employee’s violation; and
ii.    A criminal penalty of up to $25 million.
Moreover, Company-imposed sanctions, up to and including dismissal for cause, could result from failing to comply with Company policies or procedures. Needless to say, any of the above consequences, or even a government investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.
IX.        Assistance
The ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with the Covered Individual. It is imperative that Covered Individuals use their best judgment. The existence of a personal financial emergency does not excuse compliance with this policy. Any person who has any questions about specific transactions may obtain additional guidance from the General Counsel. Ultimately, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with the Covered Person.
X.        Other Provisions
1.    Changes to Policy. The Company may change these procedures or adopt such other procedures in the future as the Company considers appropriate in order to carry out the purposes of this Policy or to comply with the federal securities laws.
2.    No Third Party Rights. This Policy is not intended to create any rights in third parties with respect to any violation of its terms and is also not intended to create any legal liability for the Company or any employee, officer or director beyond those for which they are already responsible under applicable securities laws.
3.    Acknowledgement. Covered Individuals may, from time to time, be required to acknowledge their receipt of, and compliance with, this Policy.

MediaAlpha, Inc.
Guidelines for Rule 10b5-1 Trading Plans

The following guidelines shall apply to all Trading Plans entered into pursuant to the provisions of Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended (hereinafter, “Plans”) adopted by Covered Individuals and/or entities (“Insiders”) who are subject to the Company’s Insider Trading Policy.
1.    Representation. The Trading Plan must include a written representation of the Covered Individual certifying that, at the time of the adoption of a new or modified Trading Plan, the Covered Individual (a) is not in possession of material nonpublic information regarding the Company or Company Securities, and (b) is adopting the in good faith and without intent to evade the prohibitions of Rule 10b5-1.
2.    Timing of Trading Plan Adoption or Amendment. Trading Plans may only be entered into or amended (a) during open trading windows under the Policy, and (b) at a time in which the Covered Individual is not in possession of any material nonpublic information regarding the Company. Any modification or change to the amount, price, or timing of the purchase or sale of the Company Securities covered by a Trading Plan constitutes a termination of such Trading Plan, and the adoption of a new Trading Plan, and the Covered Individual must comply with all requirements of the Policy with respect to the new Trading Plan.
3.    Waiting Periods. Trading Plans must provide that no trades can occur for a period of time following the date the Trading Plan is adopted or amended (as the case may be), as follows:
(a)    for directors and officers (as defined in Rule 16a-1(f) under the Exchange Act) (hereinafter “Section 16 Officers”), until the later of: (i) ninety (90) days after the Trading Plan is adopted or amended; and (ii) two (2) business days following the filing of the Company’s Form 10-Q or Form 10-K for the fiscal quarter in which the Trading Plan was adopted or amended; and
(b)    for all persons other than directors or Section 16 Officers, until thirty (30) days after the Trading Plan is adopted or amended.
In addition, in the event that a Trading Plan is terminated by the Covered Individual prior to its scheduled expiration, such Covered Individual may not enter into a new Trading Plan until the later of (a) thirty (30) days following the date of termination of the prior Trading Plan, or (b) the beginning of the next open trading window under the Policy.
4.    Minimum Duration of Trading Plans. Trading Plans must provide for a minimum duration of six (6) months following the date the Trading Plan is entered into.
5.    Number of Trading Plans. Covered Individuals may only enter into one (1) Trading Plan at any given time, except with the prior approval of the Compliance Officer in one of the following instances:
    (a)    Adoption of a new Trading Plan under which trades do not begin until sales under the earlier plan are complete or expire without execution, provided that the Covered Individual does not modify or terminate the earlier Trading Plan in a way that would operate to shorten the required cooling-off period for the later-adopted plan; or

    (b)    Trading Plans authorizing “sell-to-cover” transactions to satisfy tax withholding obligations incident to the vesting of restricted stock units, restricted stock awards or other non-option compensatory awards, so long as the Covered Individual does not otherwise exercise control over the timing of such sales.
6.    Limitation on Single Trade Trading Plans. A Covered Individual may only adopt one “single trade” Trading Plan in a consecutive twelve-month period. A single trade Trading Plan is a plan that is “designed to effect” a trade in a single transaction.
7.    Termination of Trading Plans. Termination of Trading Plans prior to their scheduled expiration is strongly discouraged, as the SEC has indicated that it may cast doubt upon the good faith intent requirement of Rule 10b5-1. Insiders must notify the Compliance Officer promptly in the event of an early termination of a Trading Plan.
8.    Additional Requirements for Purchase Plans. Trading Plans established by directors or Section 16 Officers of the Company that provide for the purchase of Company Securities must also comply with the provisions of Rule 10b-18 under the Exchange Act.